Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid Q2 despite full quarter of US Gleevec generic impact; significant positive innovation news strengthens future growth prospects
•	Q2 net sales were flat (0% cc1) as Growth Products[2] offset Gleevec generic impact
o	Gilenya (USD 811 million, +17% cc) continued to grow double-digit mainly due to volume growth
o	Cosentyx (USD 260 million) grew strongly driven by its three approved indications
•	Core[1] operating income declined (-4% cc) due to generic erosion and growth investments
o	Core M&S expenses up 0.8 percentage points (cc) to 24.6% of sales, mainly driven by Cosentyx, Entresto and Alcon investments
o	Core operating income margin declined 1.1 percentage points (cc) behind investments
o	Core EPS was USD 1.23 (-1% cc)
o	Free cash flow[1] was USD 2.5 billion (+22% USD)
•	Significant positive innovation news in Q2
o	Entresto given strong Class I recommendation in US and EU heart failure treatment guidelines
o	JAMA Cardiology analysis found Entresto could prevent or postpone 28,000 US deaths per year
o	Cosentyx data showed durability of response in AS2 and PsA[2] patients after two years; head-to-head trials vs. Humira® planned
o	Phase III trial of CDK4/6 inhibitor LEE011 in HR+/HER2- advanced breast cancer stopped early due to positive efficacy results at interim analysis
o	Full results from FLAME study reinforce superiority of Ultibro Breezhaler to Seretide® in COPD
o	Positive FDA AdCom[2] for biosimilar etanercept; biosimilar rituximab submitted in EU
•	Entresto (USD 32 million) continued to grow steadily in Q2
o	Based on positive treatment guidelines, decision was taken to increase spending significantly in H2 2016 to build a US primary care field force and add incremental medical support
o	Entresto sales expected to be approximately USD 200 million for full year 2016
•	Alcon growth plan progressing
o	Operations: Improved supply stability and reinforcing customer relationships
o	Innovation: CE Mark in Europe for Dailies Total1 Multifocal and PanOptix with UltraSert
•	2016 Outlook:
o	Net sales expected to be broadly in line with prior year (cc)
o	Based on the increased spending for Entresto, and depending on Gleevec erosion curve, core operating income expected to be broadly in line or decline low single digit (cc)

Key figures[1]	Continuing operations[3]
	Q2 2016	Q2 2015	% change		H1 2016	H1 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 470	12 694	-2	0	24 070	24 629	-2	1
Operating income	2 093	2 281	-8	-4	4 544	5 066	-10	-4
Net income	1 806	1 856	-3	0	3 817	4 162	-8	-2
EPS (USD)	0.76	0.77	-1	2	1.60	1.72	-7	-1
Free cash flow	2 526	2 064	22		3 888	3 529	10
Core
Operating income	3 332	3 593	-7	-4	6 593	7 244	-9	-4
Net income	2 930	3 074	-5	-2	5 718	6 273	-9	-4
EPS (USD)	1.23	1.27	-3	-1	2.40	2.60	-8	-3
1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Growth Products are defined on page 2. AS = ankylosing spondylists; PsA = psoriatic arthritis; AdCom = advisory committee.
3 Refers to continuing operations, defined on page 40 of the Condensed Interim Financial Report.

Basel, July 19, 2016 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Performance in Q2 was solid despite a full quarter of Gleevec loss of exclusivity impact in the US. We have strong innovation momentum from earlier-than-anticipated Class I Entresto guidelines, positive Cosentyx data showing durability of response in AS and PsA, the early stop of the LEE011 trial, and positive FLAME results for Ultibro. We will increase investments behind these growth opportunities, particularly Entresto, in the second half of 2016 for long-term growth.”

GROUP REVIEW

Novartis laid out five priorities for 2016: deliver strong financial results; strengthen innovation; improve Alcon performance; capture cross-divisional synergies; and build a higher-performing organization. We made progress in each of these areas in the second quarter.

Financial results

On January 27, 2016, Novartis announced plans to further focus its divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included a new divisional structure. In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect the new structure, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect the new structure.

In addition, as a result of the portfolio transformation transactions completed in 2015, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 40 of the Condensed Interim Financial Report for a full explanation.

Second quarter

Continuing operations

Net sales were USD 12.5 billion (-2%, 0% cc) in the second quarter, as volume growth of 5 percentage points offset the negative impact of generic competition (-4 percentage points) and pricing (-1 percentage points). Growth Products1 contributed USD 4.4 billion or 35% of net sales, up 19% (USD) over the prior-year quarter.

Operating income was USD 2.1 billion (-8%, -4% cc). Core adjustments amounted to USD 1.2 billion (2015: USD 1.3 billion), broadly in line with the prior-year quarter.

Core operating income was USD 3.3 billion (-7%, -4% cc). Core operating income margin in constant currencies decreased 1.1 percentage points, mainly due to loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 1.6 percentage points in US dollar terms to 26.7% of net sales.

Net income was USD 1.8 billion (-3%, 0% cc), down less than operating income mainly due to higher income from associated companies.

EPS was USD 0.76 (-1%, +2% cc), benefitting from a reduction in the number of shares outstanding.

Core net income was USD 2.9 billion (-5%, -2% cc), down less than core operating income mainly due to higher income from associated companies.

Core EPS was USD 1.23 (-3%, -1% cc), benefitting from a reduction in the number of shares outstanding.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Free cash flow was USD 2.5 billion (+22% USD), an increase of USD 0.5 billion compared to the prior-year quarter. The increase was driven by lower investments in property, plant, equipment and intangible assets and higher cash flows from operating activities from continuing operations, which includes lower operating income and dividends received from GSK Consumer Healthcare Holdings Ltd.

Innovative Medicines (formerly named the Pharmaceuticals Division) net sales were USD 8.4 billion (-3%, -1% cc) in the second quarter, with volume growth of 6 percentage points. Generic competition had a negative impact of 6 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in the US, which impacted a full quarter for the first time. Growth Products grew 23% (cc) to USD 3.8 billion, or 45% of division net sales.

Operating income was USD 1.9 billion (-6%, -3% cc). Core operating income was USD 2.7 billion (-7%, -4% cc), reflecting generic erosion and launch investments. Core operating income margin in constant currencies decreased by 1.0 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 1.5 percentage points to 31.8% of net sales.

Sandoz net sales were USD 2.6 billion (+2%, +3% cc) in the second quarter, as volume growth of 8 percentage points more than offset 5 percentage points of price erosion. Global sales of Biopharmaceuticals, which include biosimilars, biopharmaceutical contract manufacturing and Glatopa, grew 11% (cc) to USD 249 million, despite lapping the Glatopa launch in the prior-year quarter. Anti-Infectives franchise sales were USD 324 million (-3% cc), reflecting the discontinuation of low-margin products.

Operating income was USD 380 million (+35%, +43% cc), driven by lower restructuring charges for site exits compared to the prior-year quarter. Core operating income was USD 535 million (0%, +4% cc). Core operating income margin in constant currencies increased 0.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.4 percentage points to 20.8% of net sales.

Alcon net sales were USD 1.5 billion (-2%, -1% cc) in the second quarter. Surgical sales (-1% cc) were down slightly, as strong performance of cataract consumables was more than offset by weaker sales of intraocular lenses (IOLs). Vision Care sales were flat (0% cc), with growth in contact lenses offsetting a decline in contact lens care.

Operating income was USD 7 million (-87%, -77% cc). Core operating income was USD 238 million (-17%, -15% cc), primarily impacted by higher investment spending in M&S and R&D behind the growth plan. Core operating income margin in constant currencies decreased by 2.6 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 2.9 percentage points to 15.8% of net sales.

Total Group

For the total Group, net income amounted to USD 1.8 billion, broadly in line with the prior-year quarter, and basic earnings per share was USD 0.76.

Total Group free cash flow amounted to USD 2.5 billion, compared to USD 2.0 billion in the prior-year quarter.

First half

Continuing operations

Net sales were USD 24.1 billion (-2%, +1% cc) in the first half. Growth Products contributed USD 8.2 billion or 34% of net sales, up 21% (USD) over the prior-year period.

Operating income was USD 4.5 billion (-10%, -4% cc). Core adjustments amounted to USD 2.0 billion (2015: USD 2.2 billion), slightly below prior year mainly due to higher divestment gains in the first half of 2016.

Core operating income was USD 6.6 billion (-9%, -4% cc). Core operating income margin in constant currencies decreased 1.5 percentage points, mainly due to loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 2.0 percentage points to 27.4% of net sales.

Net income was USD 3.8 billion (-8%, -2% cc), down less than operating income mainly due to higher income from associated companies.

EPS was USD 1.60 (-7%, -1% cc), broadly in line with net income.

Core net income was USD 5.7 billion (-9%, -4% cc), in line with core operating income.

Core EPS was USD 2.40 (-8%, -3% cc), broadly in line with core net income.

Free cash flow was USD 3.9 billion (+10% USD), an increase of USD 0.4 billion compared to the prior-year period. The increase was driven by lower net investments in property, plant, equipment and intangible assets, partially offset by lower cash flows from operating activities from continuing operations.

Innovative Medicines net sales were USD 16.1 billion (-3%, 0% cc) in the first half, as volume growth (+7 percentage points) was fully offset by the impact of generic competition (-6 percentage points) and pricing (-1 percentage point).

Operating income was USD 4.0 billion (-9%, -4% cc). Core operating income was USD 5.3 billion (-8%, -3% cc). Core operating income margin in constant currencies decreased by 1.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.8 percentage points to 32.7% of net sales.

Sandoz net sales were USD 5.0 billion (+1%, +4% cc) in the first half, as volume growth of 10 percentage points more than offset 6 percentage points of price erosion. Global sales of Biopharmaceuticals grew 27% (cc) to USD 462 million, benefitting from the performance of prior-year launches in the US (Glatopa in June 2015 and Zarxio in September 2015). Anti-Infectives franchise sales were USD 684 million (-3% cc), reflecting discontinued low-margin products and the weak flu season in the first quarter.

Operating income was USD 726 million (+17%, +25% cc), driven by higher restructuring charges for site exits in the prior-year period. Core operating income was USD 1.0 billion (0%, +5% cc). Core operating income margin in constant currencies increased by 0.4 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.2 percentage points to 20.3% of net sales.

Alcon net sales were USD 2.9 billion (-4%, -2% cc) in the first half. Surgical sales (-2% cc) declined, driven by a slowdown in cataract equipment placements and weaker sales of IOLs, partially offset by continued growth in cataract consumables. Vision Care performance (-2% cc) was impacted by weaker contact lens sales in the US and a decline in contact lens care.

Operating income was USD 38 million (-81%, -59% cc). Core operating income was USD 481 million (-28%, -21% cc), primarily impacted by higher spending in M&S and R&D behind the growth plan. Core operating income margin in constant currencies decreased by 4.3 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net decrease of 5.4 percentage points to 16.4% of net sales.

Total Group

For the total Group, net income amounted to USD 3.8 billion compared to USD 14.8 billion in the prior-year period, and basic earnings per share decreased to USD 1.60 from USD 6.15. The decrease was due to the net income from discontinued operations, which in the prior-year period included USD 12.8 billion exceptional pre-tax divestment gains from the portfolio transformation transactions and USD 0.5 billion additional pre-tax transaction related expenses.

Free cash flow was USD 3.9 billion compared to USD 3.2 billion in the first half of 2015.

Key growth drivers

Underpinning our financial results in the second quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Cosentyx, Tafinlar + Mekinist, Jakavi, Promacta/Revolade and Entresto, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the ongoing rejuvenation of our portfolio, contributed 35% of Group net sales in the second quarter, and were up 19% (USD). In Innovative Medicines, Growth Products contributed 45% of division net sales in the quarter, and sales for these products were up 23% (cc).

•	Gilenya (USD 811 million, +17% cc) continued to grow double-digit, mainly due to volume growth.

•	Tasigna (USD 458 million, +15% cc) continued to show strong growth, including in the US, where a generic version of Gleevec launched on February 1, 2016.

•	Cosentyx (USD 260 million) continued its strong launch trajectory across all regions, driven by its three approved indications.

•	Tafinlar + Mekinist (USD 172 million, +31% cc) grew strongly as the first approved combination therapy for patients with BRAF V600 mutation-positive unresectable or metastatic melanoma.

•	Promacta/Revolade (USD 158 million, +36% cc) was mainly driven by continued uptake in the chronic immune (idiopathic) thrombocytopenic purpura indication worldwide.

•	Jakavi (USD 146 million, +49% cc), growth was driven by patient gains in the myelofibrosis indication across regions and the launch of the polycythemia vera indication in key markets.

•
Entresto (USD 32 million) continued to grow steadily. The decision was taken to build a US primary care field force following the earlier-than-expected publication of strong heart failure treatment guidelines, and increase medical investments to ensure disease awareness and up-to-date medical education. Ongoing launch experience in Europe continues to show a more rapid uptake than in the US. Entresto sales are expected to be approximately USD 200 million for full year 2016.

•	Biopharmaceuticals (USD 249 million, +11% cc) showed solid growth, despite lapping the launch of Glatopa in the prior-year quarter.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 2% (cc) in the second quarter, led by Russia (+20% cc) and Brazil (+11% cc). China grew 2% (cc), while some countries including India (-16% cc) and Venezuela (-14% cc) declined.

Strengthen innovation

The second quarter saw pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and regulatory opinions

•
The EC approved Afinitor (everolimus) for the treatment of unresectable or metastatic, well-differentiated nonfunctional neuroendocrine tumors of gastrointestinal or lung origin in adults with progressive disease.

•	The FDA approved an expanded age range for Xolair (omalizumab) to include children six to 11 years of age with moderate to severe persistent asthma.

•	Alcon achieved CE Mark in Europe for AcrySof IQ PanOptix IOL with UltraSert and Dailies Total1 Multifocal.

Regulatory submissions and filings

•	In July, the FDA’s Arthritis Advisory Committee voted unanimously to support approval of Sandoz proposed biosimilar etanercept for all five indications of the reference product (Enbrel®).

•	The FDA granted three separate Breakthrough Therapy designations, as well as Priority Reviews, for Ilaris (canakinumab) to treat three rare types of Periodic Fever Syndromes.

•	Sandoz biosimilar rituximab candidate (for Roche’s EU-licensed MabThera®) was accepted by the EMA for regulatory review.

Results from important clinical trials and other highlights

•
Entresto (sacubitril/valsartan) was given a strong Class I recommendation in both US and European heart failure treatment guidelines. The US guidelines position Entresto as the standard of care for symptomatic patients with heart failure with reduced ejection fraction (HFrEF).

•
According to an analysis in JAMA Cardiology, more than 28,000 deaths in the US alone could be prevented or postponed by optimal use of Entresto. The analysis supports the need for rapid and broad uptake in patients with HFrEF.

•
Novartis announced FortiHFy, a global clinical umbrella program comprising more than 40 active or planned trials, which will generate additional data on symptom reduction, efficacy, safety, quality of life benefits and real world evidence with Entresto and increase understanding of heart failure.

•
An independent Data Monitoring Committee recommended stopping the pivotal Phase III trial of CDK 4/6 inhibitor LEE011 (ribociclib) early, as a pre-planned interim analysis showed that it met the primary endpoint of a clinically meaningful improvement in progression free survival (PFS) in postmenopausal women who had received no prior therapy for their HR+/HER2- advanced breast cancer.

•
Data presented at EULAR showed that up to 80% of ankylosing spondylitis and 84% of psoriatic arthritis patients treated with Cosentyx (secukinumab) at two years had no radiographic progression in the spine or joints, respectively. New head-to-head clinical trials are planned to compare Cosentyx versus Humira®.

•
Three-year follow-up data from a Phase III study of Tafinlar + Mekinist (dabrafenib + trametinib) showed a significant survival benefit for patients with BRAF V600E/K+ advanced melanoma on combination therapy versus Tafinlar monotherapy.

•	A Phase II study of Tafinlar + Mekinist in patients with BRAF V600E+ non-small cell lung cancer demonstrated a 63% confirmed overall response rate for the combination therapy.

•
Data from the investigational ENESTfreedom and ENESTop treatment-free remission (TFR) trials of Tasigna (nilotinib) showed that more than 50% of eligible Ph+ CML patients were able to maintain TFR after stopping Tasigna both in the first-line setting and after switching from Glivec (imatinib). ENESTop met its primary endpoint, though ENESTfreedom did not.

•
Full study results from the head-to-head FLAME trial demonstrated superiority of Ultibro Breezhaler (indacaterol/glycopyrronium) to Seretide® across exacerbation outcomes, lung function and health-related quality of life in COPD patients with a prior history of exacerbations.

•	A Phase II study of AMG 334 (erenumab) in chronic migraine prevention met its primary endpoint of a statistically significant reduction in the number of monthly migraine days versus placebo.

•	Phase III RESPONSE-2 data showed that Jakavi (ruxolitinib) helped patients with less advanced polycythemia vera achieve superior hematocrit control compared to best available therapy.

•	The New England Journal of Medicine published pivotal data for PKC412 (midostaurin) showing an overall response rate of 60% in patients with advanced systemic mastocytosis.

•	Novartis entered into a collaboration and licensing agreement with Xencor, adding bispecific antibodies to its growing immuno-oncology portfolio.

•	In two key studies, Sandoz biosimilar etanercept and rituximab candidates showed pharmacokinetic bioequivalence to their originator products (Enbrel® and MabThera®, respectively).

•	A confirmatory clinical study comparing Sandoz biosimilar etanercept candidate to Enbrel® met its primary endpoint of achieving equivalence in PASI75 response rates at week 12.

•	Sandoz received a complete response letter from the FDA for biosimilar pegfilgrastim candidate (Neulasta®). We are working with the agency to address remaining questions.

Improve Alcon performance

Alcon continued to make investments in the second quarter to accelerate innovation and sales, strengthen customer relationships and improve basic operations.

In operations, Alcon upgraded order and inventory management, which has resulted in improved supply stability. To further reinforce customer relationships, Alcon has redefined and launched new customer experience standards, and created a global organization focused on delivering customer excellence. At the same time, Alcon has increased M&S investment behind key products in both Surgical and Vision Care to accelerate sales. These investments have depressed margins in Q2, but are expected to accelerate sales and result in higher margins longer term. The division is expected to return to top-line growth later in the year.

Alcon also made significant progress on innovation in the second quarter, strengthening future growth prospects. Alcon received CE Mark in Europe for Dailies Total1 Multifocal as well as PanOptix with UltraSert. Pivotal data on CyPass, the minimally invasive glaucoma surgery device, was also presented at the American Society of Cataract and Refractive Surgery annual meeting in the second quarter.

Capture cross-divisional synergies

We continued to advance our productivity programs in the second quarter, helping to support margins for the Group.

•	As of July 1, 2016, the new centralized Technical Operations and integrated Drug Development organizations are operational.

•
Novartis Business Services (NBS) continued the selective offshoring of transactional services to our five Global Service Centers. The cost within the scope of NBS continues to be stable versus prior year.

•	In Procurement, we generated approximately USD 0.5 billion in savings by leveraging our scale.

In total, our productivity initiatives generated gross savings of approximately USD 0.7 billion in the second quarter.

Build a higher-performing organization

Novartis continues to proactively drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. The company’s focus on quality continued to yield results in the second quarter of 2016. A total of 74 global health authority inspections were completed and closed in the first half of the year (42 in Q2), 13 of which were conducted by the FDA (4 in Q2). All but one were deemed good or acceptable. The inspection of the UK country organization by the UK Medicines & Healthcare Products Regulatory Agency (MHRA), which was still pending as of Q1, resulted in an unsatisfactory outcome. The main finding of the MHRA related to ease of access for health authorities to trial data in the current systems, which is being addressed through an existing project.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation and growth across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first six months of 2016, 12.3 million treasury shares were delivered as a result of options exercised and share deliveries related to equity-based participation plans of associates. To partially offset the dilutive impact related to such transactions, 5.0 million Novartis shares were repurchased on the SIX Swiss Exchange second trading line and from employees. Despite these transactions, the total number of shares outstanding increased by 7.3 million versus December 31, 2015. Novartis aims to further offset the dilutive impact from equity-based participation plans of associates that occurred in the first quarter over the remainder of the year through additional share purchases.

As of June 30, 2016, the net debt increased by USD 4.1 billion to USD 20.6 billion, compared to USD 16.5 billion at December 31, 2015. The net debt increase was mainly driven by the USD 6.5 billion annual dividend payment, acquisition of businesses, and share repurchases, partly offset by USD 3.9 billion free cash flow generation in the first half of 2016.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2016 Outlook

Barring unforeseen events

Group net sales are expected to be broadly in line with the prior year (cc), with Growth Products offsetting the impact of generic competition.

Based on the positive treatment guidelines on Entresto, we have made the decision to increase spending significantly in the second half of 2016 to build a US primary care field force, and add incremental medical support. We expect this to accelerate the uptake of Entresto and maximize future peak sales.

As a consequence of this additional investment, and depending on the erosion curve of Gleevec, core operating income is expected to be broadly in line with the prior year or decline low-single digit (cc).

These comparisons are versus 2015 continuing operations.

If early July exchange rates prevail for the remainder of 2016, the currency impact for the year would be negative 1 percentage point on sales and negative 3 percentage points on core operating income.

Summary Financial Performance
Continuing operations[1]	Q2 2016	Q2 2015		% change		H1 2016	H1 2015		% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	12 470	12 694		-2	0	24 070	24 629		-2	1
Operating income	2 093	2 281		-8	-4	4 544	5 066		-10	-4
As a % of sales	16.8	18.0				18.9	20.6
Core operating income	3 332	3 593		-7	-4	6 593	7 244		-9	-4
As a % of sales	26.7	28.3				27.4	29.4
Net income	1 806	1 856		-3	0	3 817	4 162		-8	-2
EPS (USD)	0.76	0.77		-1	2	1.60	1.72		-7	-1
Free cash flow	2 526	2 064		22		3 888	3 529		10

Innovative Medicines	Q2 2016	Q2 2015	[2]	% change		H1 2016	H1 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	8 387	8 633		-3	-1	16 116	16 593		-3	0
Operating income	1 866	1 994		-6	-3	4 046	4 444		-9	-4
As a % of sales	22.2	23.1				25.1	26.8
Core operating income	2 669	2 872		-7	-4	5 271	5 727		-8	-3
As a % of sales	31.8	33.3				32.7	34.5

Sandoz	Q2 2016	Q2 2015	[2]	% change		H1 2016	H1 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	2 577	2 530		2	3	5 022	4 974		1	4
Operating income	380	281		35	43	726	621		17	25
As a % of sales	14.7	11.1				14.5	12.5
Core operating income	535	537		0	4	1 020	1 020		0	5
As a % of sales	20.8	21.2				20.3	20.5

Alcon	Q2 2016	Q2 2015	[2]	% change		H1 2016	H1 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	1 506	1 531		-2	-1	2 932	3 062		-4	-2
Operating income	7	54		-87	-77	38	195		-81	-59
As a % of sales	0.5	3.5				1.3	6.4
Core operating income	238	287		-17	-15	481	669		-28	-21
As a % of sales	15.8	18.7				16.4	21.8

Corporate	Q2 2016	Q2 2015		% change		H1 2016	H1 2015		% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Operating loss	-160	-48		-233	-250	-266	-194		-37	-47
Core operating loss	-110	-103		-7	-15	-179	-172		-4	-16

Discontinued operations	Q2 2016	Q2 2015		% change		H1 2016	H1 2015		% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales		39					587
Operating loss/income		-96					12 526
As a % of sales		nm					nm
Core operating loss		-72					-174
As a % of sales		nm					-29.6

Total Group[3]	Q2 2016	Q2 2015		% change		H1 2016	H1 2015		% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net income	1 806	1 838		-2	1	3 817	14 843		-74	-73
EPS (USD)	0.76	0.76		0	3	1.60	6.15		-74	-72
Free cash flow	2 526	2 013		25		3 888	3 239		20
nm= not meaningful

1 Continuing operations include the businesses of Innovative Medicines (formerly named the Pharmaceuticals Division), Alcon, Sandoz and Corporate activities, and starting on March 2, 2015, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK Consumer Healthcare Holdings Ltd. (the latter reported as part of income from associated companies). See page 40 of the Condensed Interim Financial Report for full explanation.
2 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
3 Total Group net income and EPS include in the prior year the impact of the exceptional divestment gains and the operating results of the discontinued operations. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2029257/754504.pdf.

Novartis Q2 and H1 2016 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “innovation,” “prospects,” “growth products,” “building,” “increasing,” “growth investments,” “recommendation,” “planned,” “submitted,” “will,” “growth plan,” “progressing,” “expected,” “momentum,” “long-term,” “priorities,” “progress,” “plans,” “launches,” “launch,” “growth drivers,” “focus,” “ongoing,” “launched,” “continues,” “pipeline,” “Breakthrough Therapy,” "Priority Review," “could,” “investigational,” “growing,” “continued,” “accelerate,” “longer term,” “later in the year,” “initiatives,” “priority,” “to focus,” “aims,” “outlook,” “plan,” “opportunities,” “would,” “guidance,” “contingent,” “underway,” “encouraging,” “potential,” “seeking,” “upcoming,” “pending,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and continues this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued increases in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Humira® is a registered trademark of AbbVie Inc. Enbrel® and Neulasta® are registered trademarks of Amgen Inc. MabThera® is a registered trademark of F. Hoffmann-La Roche Ltd. Jakafi® is a registered trademark of Incyte Corporation. Stelara® is a registered trademark of Janssen Biotech, Inc. FluidCrystal® is a registered trademark of Camurus AB. Lenvima® is a registered trademark of Eisai Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 25, 2016            Third quarter results 2016
January 25, 2017             Fourth quarter and full year results 2016
February 28, 2017             Annual General Meeting